software entertainment techno

Catalyst Apps

Harnessing Social Gamer Power!

CATALYSTAPPS.NET



It's deeply fulfilling to make games that provide a constant source of joy to our players. The heartfelt messages from so many of our players telling us just how much our games mean to them and how much happiness they bring into their lives are truly humbling and inspiring.

Val D'Souza CEO @ Catalyst Apps

ABOUT | UPDATES | GRAPEVINE | ASK A QUESTION

Why you may want to support us...

1. Proven revenue model and track record developed over many years of operating our games.
2. We're seasoned game developers making and running games for 8 years.
3. Social gaming on mobile game platforms is exploding and social is our strength!
4. Plans to rapidly grow the business with two new major games launched in 2019
5. Can-Do spirit - self-funded growth from a team of 12 in 2011 to 45 in 2019
6. A highly engaged player base, many of whom have been playing for several years.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Val D'Souza
CEO
A 21-year internet veteran. In 1998 he founded a popular photo-sharing site, PictureTrail.com that signed up 15 million users with 100s of millions of photos shared. Now runs the longest running pets and decorating game online.

Artem Naseniuk
Head of Studio Operation
10+ years in programming and game studio management. Artem has leveraged years of programming experience into project management and game production. A rational perfectionist by nature Artem pushes planning and execution to their optimal limits.

Sergei Sorokin
Head of New Projects, R&D
10+ years game dev experience. Sergei has been a game developer and game design lead for over 10 years. His ability and obsession to deliver tangible results on a daily-basis has helped generate solid results in the shortest time possible.

Daria Shevchenko
Lead Game Producer - Pet City
6+ years game studio experience. Dasha combines her wide ranging talents with unrivaled passion for and dedication to the players of Pet City. Her organizational skills are key to the successful deployment of weekly content releases without fail.

Lisa Nefidova
Lead Game Producer - Pet Buddie
7+ years in game production. Lisa manages concept, planning, coordination and deployment of weekly game content releases. She combines excellent multi-tasking skills with a keen sense for fashion and decor to deliver what the players want.

Anna Vrublevskaya
Anna is evolves and improves the art workflow that supports our game production pipeline. Creating world class games requires a sophisticated melding of art and technical challenges and Anna's creative insights are key to getting this done.

Seasoned Game Dev Veterans

We're a talented mix of artists, illustrators, animators, graphic designers, producers, programmers and support teams whose love and passion for creating great games has translated into eight years of steady growth. After 8 years of live ops with our Pet City and Pet Buddies games, we've accumulated considerable know-how in the pets and decorate genre which we plan to springboard to greater success with our follow up title, Pet City 2, as well as a new highly addictive new Match 3 puzzle game that has been in development for over two years.



Our Games



PET CITY
Design Academy
PET BUDDIES
PET CITY 2

Pet City

https://apps.facebook.com/pet_city_two
Launched in 2011, on Flash technology, the game focuses on nurturing a virtual pet and room decorating and has enjoyed steady growth with over 13M players having installed the game since inception. In mid-2019 we transitioned the Pet City franchise to the next generation, Pet City 2.



ARPU
Average Revenue Per User
$0.55
$1.33
Industry
Our Games
ARPDAU
Average Revenue Per Daily Active User
$0.04
$0.14
Industry
Our Games
AVERAGE LIFETIME OF GAMES
12-15 months
8 years!
Free-to-Play Games
Pet City

Pet City 2

https://apps.facebook.com/pet_city_two
Launched in June 2019, Pet City 2 is the next generation of the Pet City franchise based on the latest game technology and design esthetics that runs on the Facebook desktop game platform as well as mobile (iOS and Android) due to be released in December 2019. The game is accessible to Pet Marketing efforts to accelerate growth are scheduled to begin in December 2019

Pet Buddies
The game enjoys a high rating of 4.7 in the iOS App Store
https://apps.apple.com/us/app/pet-buddies-hd/id852224786

The game was launched in late 2015 with a $1.3M user acquisition campaign.

Design Academy

Game Genre: Match 3 game that combines with Decor Challenges
Beta Release: December 2019. Planned launch date: Early 2020
We're excited that after over two years in development and vetting by our players to create a truly relaxing and addictive gaming experience, we'll be ready for beta launch in December 2019.

Two major new games = Acceleration of revenue growth



Revenue potential for Design Academy
Similar "Match 3 with Decor Elements" Games
HOME
My Home: Design Dreams
$12M / year
Home Design Makeover
$30M / year
Matchington Mansion
$150M / year



A bright future for Pet City 2!
PET CITY
on Facebook desktop
PET CITY 2
on Facebook desktop + mobile (Android + iOS)
3x potential audience!



Two New Games - Ready for Launch
(Each game - Over 2 years in development)
Mid 2019
PET CITY 2
Jan-Feb 2020
Design Academy

Our players make the difference!

For many players, our games have a special place in their hearts. Our core values of community, generosity and supporting each other, has helped our games outlast the competition. In the "free to play" casual game arena, whereas the average lifespan of a game is around 7 months, our flagship game Pet City has been going strong for over 8 years. As important to our success is the special bond we developers have formed with our players. It's the added ingredient to the endurance of our games. A common refrain from players goes something like this "I've never seen a game developer so responsive and supportive. You guys are amazing!"



Katie Everman Pet City gave me an opportunity to socialize when I was unable to go out. Having a special needs child can make social outings difficult but with Pet City I was able to make friends from around the world! Being able to play dress up and to decorate my pets house also gave me an outlet to be creative. I have been playing for 6 years and hopefully will play for many years to come

Stef Peretti this goes way beyond just any game....I've been making the most incredible friendships on here and that in turn has even helped me get through some tough times in RL! I will always treasure each and every friend I've met on here thanks to this awesome game! ❤️

Lisa Eckman Pet City has given me friendships that will last a lifetime. Two of my closest friends are from pc1 and come to pc2. I work daily with several great women running a Pet City group that is filled with wonderful Women friends and a couple of Men friends. My life would be boring without them and empty



Jeannette Watson ★ You ROCK! The Team ROCKS! ❤️ ❤️ ❤️
I know, personally, that I've made friendships in this game that will NEVER go away! I've met wonderful, weird, crazy and loving people via Pet City and I can't imagine life without them!
I've come to feel a bond with some of the devs and Val too. I've NEVER had customer service ANYWHERE else that is as amazing, fulfilling, insightful and honest as I have had in Pet City!
No place else can you contact the head of a company, comment, complain, explain an issue and get it fixed,or just express your opinion! NO WHERE!
Thank You Val, for giving us the opportunity to invest more in what we love! Thank you for including us and giving us this option, if we wish to take it.

Filt Askin I have found many new people around the world, many I have since met in person. To be it goes beyond just playing a game, it's a connection to others, forming lasting friendships.

Invest in Catalyst Apps

Our game studio has grown from a headcount of 12 back in 2011 to a total of 45 in 2019, all without any outside financing. This is a clear sign of our can-do spirit. Our main goal for the next two years is to rapidly accelerate top-line revenue growth by harnessing our well-honed game studio skills with the help of outside financing and publishing partners, starting with this Wefunder capital raise. We have two new games built with the latest game technology specifically timed to help achieve rapid growth in 2020.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We create long-running games with meaningful social experiences for our players. We've made Pet City (on Facebook) and Pet Buddies (on mobile).Many players forge lasting and even lifelong friendships. Our players stay with our games a lot longer than most other

even lifelong friendships. Our players stay with our games a lot longer than most other games (8 years instead of 12-15 months).We're on a mission to rapidly expand our established gaming community with the help of two new exciting games launched in 2019, Pet City 2 and Design Academy.

Where will your company be in 5 years?

Our goal is to grow our game studio into a major mobile entertainment business that runs deeply social games. We plan to do this by leveraging our deep social game insights, metrics, and our player base and game community that has taken years to establish. We plan to achieve major distribution for our world-class quality games by partnering with major game publishers.

Why did you choose this idea?

It's deeply fulfilling to make games that provide a constant source of joy to our players. The heartfelt messages from so many of our players telling us just how much our games mean to them and how much happiness they bring into their lives are truly humbling and inspiring.

How do you generate revenue if your games are free to play?

We employ monetization mechanics similar to most other successful free to play games. We sell in-game premium currency for real money. Each week we release new in-game items. Some of these items are available for in-game premium currency. Free (non-paying) players can purchase some of the premium items with the limited in-game premium currency they can earn in the game. Players who want to acquire many more of the premium in-game items will purchase additional premium currency with real money.

What are your plans for mobile?

In the casual gaming space, it's well known that the future is mobile. Whereas a major part of our revenue has been generated by our flagship Facebook desktop game, Pet City, we've shifted most of our focus to mobile starting with our Pet Buddies game which was released in late 2015. In mid 2019 we migrated from our flagship Pet City game to Pet City 2 which, by the end of 2019 will have support for both desktop and mobile (iOS and Android). Our other major game, Design Academy (Match 3 puzzle with decorating challenges) will be on mobile as well (iOS and Android)

What are the general demographics of your players?

- Over 85% of our players are female.
- About 90% of our players are from North and South America and Europe.
- Our most active players are from North America and the UK.
- Our most committed players are over 30 years old

Why are your games so popular with your players and what makes your games unique?

Our players love to decorate and love to celebrate cultural traditions from around the world. We satisfy both these passions by offering beautiful items to decorate that combine with decor and/or cultural themes. We release very high quality content every week of the year. This clockwork like release schedule provides a reliable source of entertainment that our players look forward to every single week. We also enable gifting and trading activities in the game which, next to decorating, are the most popular activities in the game.

Why are there so many groups surrounding each game?

There are about 150 active groups dedicated to Pet City and about 120 active groups to our our iOS Pet Buddies. These groups focus on gifting and trading activities. The games are essentially the backbone around which the groups have taken hold. It's in the groups where friendships are formed and sustained and where trading and gifting of various game items occur. New items released each week provide a major catalyst gifting and trading. The wide array of decor themes and subtexts of weekly content releases generate a diversity of interests and passions which results in such a wide variety of groups around each game.